UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
April 23, 2010
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )
          (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          )
          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: April 23, 2010

Lihir Gold Limited
Drilling results for the Quarter ending 31 March 2010 for:
Bonikro Hiré
Competent Person The information in this report that relates to Exploration Results and Mineral Resources at Lihir, Côted’Ivoire, and Mt Rawdon is based on information compiled by Mr Roy Kidd. Mr Kidd is a member of the Australian Institute of Geoscientists and is a full time employee of Lihir Services
Australia Pty Ltd (LSA) in the role of Principal Geologist. LSA provides services to LGL pursuant to a
Managed Services Agreement. Roy Kidd has sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of
Exploration Results, Mineral Resources and Ore Reserves”. Roy Kidd consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.
GPO Box 905
Phone: +617 3318 3300 Brisbane QLD 4001 Australia
LGL Services Australia Pty Limited Fax: +617 3318 9203 Level 32, 400 George Street
ABN 33 116 067 611 Website: www.LGLgold.com Brisbane QLD 4000 Australia

Page 2. BONIKRO Significant (greater than 1 g/t) intersections from the Bonikro Deeps diamond drilling programme for Q1 2010. Hole ID North_UTM East_UTM Eleve Dip Azimuth FROM &nbs p; TO Grade BRRD001 688700 237205 172.5 -50 277 171 181 10m @ 1.56 g/t 188.47 199.28 10.81m @ 2.89 g/t 214 215 1m @ 1.02 g/t 246 254 8m @ 2.17 g/t 280 281 1m @ 1.28 g/t 290 291 1m @ 1.08 g/t BRRD002 688726 237213 172.5 -50 277 137 138 1m @ 1.22 g/t 162 163 1m @ 1.02 g/t 168 169 1m @ 2.22 g/t 172.16 173.25 1.09m @ 1.43 g/t 185.67 186.92 1.25m @ 1 g/t 190 191 1m @ 1.84 g/t 222 223 1m @ 3.05 g/t 318 319 1m @ 2.85 g/t 336 337 1m @ 1.04 g/t BRRD003 688749.9 237227.5 172.49 -50 277 142 145.23 3.23m @ 1.11 g/t 164 165 1m @ 3.41 g/t 169 176 7m @ 1.7 g/t 187 191 4m @ 1.09 g/t 220 223 3m @ 1.31 g/t 248 249.29 1.29m @ 1.99 g/t 256 261 5m @ 1.99 g/t 265 268 3m @ 1.32 g/t 282 283 1m @ 2.08 g/t 292 293 1m @ 1.35 g/t BRRD005 688723.783 236941.308 186.259 -90 90 142 144 2m @ 1.68 g/t 183 184 1m @ 1.14 g/t 203 205 2m @ 1.32 g/t 222 223 1m @ 4.7 g/t BRRD007 688899.6 237198.5 139.931 -55 270 137 139 2m @ 15.46 g/t 149 160 11m @ 1.12 g/t 164.2 165.2 1m @ 1.29 g/t 170 174 4m @ 1.04 g/t 179 183 4m @ 1.02 g/t 188.73 190 1.27m @ 1.41 g/t 216 219 3m @ 4.66 g/t 236 237 1m @ 4 g/t 247.8 255.94 8.14m @ 1.95 g/t 294.12 298 3.88m @ 3.77 g/t BRRD008 688800.296 236983.55 189.146 -90 97 150 152.12 2.12m @ 1.25 g/t BRRD009 688825.4 236996.3 190.214 -90 90 137 140.3 3.3m @ 1.1 g/t 143 144 1m @ 1 g/t 158 160 2m @ 2.7 g/t 183 184 1m @ 1.08 g/t BRRD014 688923.203 237218.779 139.74 -60 277 124.38 125.39 1.01m @ 1.58 g/t 162.2 166 3.8m @ 1.51 g/t 169.46 184.43 14.97m @ 3.84 g/t 212 214 2m @ 2 g/t

Page 3. Hole ID North_UTM East_UTM Eleve Dip Azimuth FROM &n bsp; TO Grade 226 227.15 1.15m @ 1.38 g/t 233.54 234.64 1.1m @ 1.97 g/t 243 252.2 9.2m @ 3.79 g/t 257.25 262 4.75m @ 1.15 g/t 271 272 1m @ 1.91 g/t 335 336 1m @ 1.01 g/t BRRD017 688899.579 237198.894 139.878 -65 270 62.5 66 3.5m @ 2.21 g/t 82.53 95 12.47m @ 1.16 g/t 115 116 1m @ 4.85 g/t 120 121 1m @ 6.36 g/t 127.8 129.1 1.3m @ 1.37 g/t 136 143 7m @ 2.64 g/t 148 151 3m @ 1.96 g/t 172 175 3m @ 4.08 g/t 207 212 5m @ 1.08 g/t 214 215 1m @ 1.23 g/t 226 227 1m @ 1.87 g/t 236.68 261 24.32m @ 4.28 g/t 271 278 7m @ 1.93 g/t 289 290 1m @ 1.4 g/t 303 307 4m @ 3.64 g/t BRRD022 688923.203 237218.792 139.759 -60 277 131 132 1m @ 1.07 g/t BRRD028 688922.884 237220.406 139.919 -70 277 109.58 123.4 13.82m @ 2.32 g/t 132 133 1m @ 4.36 g/t 138.6 144.4 5.8m @ 1.69 g/t 150.4 151.66 1.26m @ 1.56 g/t 165.4 170.5 5.1m @ 1.12 g/t 182 183 1m @ 1.15 g/t 195 196.09 1.09m @ 1.28 g/t 202.07 203.12 1.05m @ 1.78 g/t

Page 4. Hole ID North_UTM East_UTM Eleve Dip Azimuth FROM &n bsp; TO Grade 314 315 1m @ 1.33 g/t 324 325 1m @ 20.5 g/t 330 331 1m @ 1.82 g/t 338.40 340.62 2.22m @ 8.97 g/t 345 350 5m @ 1.42 g/t BRRD033 688899.58 237199.244 139.653 -55 277 91 92 1m @ 1.13 g/t 101 102 1m @ 1.22 g/t 105 107 2m @ 1.59 g/t 116 119 3m @ 4.52 g/t 128.00 136.27 8.27m @ 2.26 g/t 141.33 148 6.67m @ 5.64 g/t 161 166 4m @ 1.71 g/t 172 173 1m @ 1.55 g/t 176.48 177.48 1.1m @ 1.14 g/t 183 184 1m @ 17. 9 g/t 190 193 3m @ 2.09 g/t 215 216 1m @ 1.31 g/t 224 225 1m @ 4.19 g/t 239 240 1m @ 6.05 g/t 254 263 9m @ 1.67 g/t 273 274 1m @ 1.66 g/t 280 282 2m @ 29.99 g/t 305 306 1m @ 1.48 g/t BRRC018 237325 689150 193 -60 277 80 93 13m @ 1.227g/t 104 105 1m @ 1.02g/t 113 114 1m @ 2.29g/t BRRD017 237199 688900 140 -60 277 25 26 1m @ 4.62g/t 38 42 4m @ 11.875g/t 56 57 1m @ 2.89g /t 62 66 4m @ 2.071g/t 82.53 95 12.47m @ 1.157g/t

Page 5. | | | | | | | | Hole ID North_UTM East_UTM Eleve Dip Azimuth FROM &nbs p; TO Grade 50 59 9m @ 1.98g/t 91 112.8 21.8m @ 1.282g/t 118 120 2m @ 1.039g/t 126 127 1m @ 1.27g/t 131 134 3m @ 2.152g/t 139 140 1m @ 6.53g/t 144.76 168 23.24m @ 1.661g/t 172 182 10m @ 1.492g/t 192 201 9m @ 1.55g/t 215 216.3 1.3m @ 1.14g/t 232.93 234 1.07m @ 27.1g/t 242 243 1m @ 1.51g/t 250 251 1m @ 1.17g/t 253 254 1m @ 1.41g/t 258 267 9m @ 8.527g/t 274 275 1m @ 2.83g/t 279 280.15 1.15m @ 4.11g/t 2 87 299 12m @ 2.909g/t BRRD034 237123 688773 125 -80 277 87 88 1m @ 5.78g/t 110 111 1m @ 1.39g/t 116.7 118 1.3m @ 1.183g/t 128 130.07 2.07m @ 4.108g/t 133.64 135 1.36m @ 3.56g/t 139 140 1m @ 1.14g/t 156.13 165 8.87m @ 1.36g/t 170.78 174 3.22m @ 3.245g/t 188 189.5 1.5m @ 1.69g/t 200 202 2m @ 3.52g/t 208 209 1m @ 1.49g/t BRRD035 237099 688682 125 -80 277 137 138 1m @ 1.17g/t 149 157 8m @ 10.623g/t

Page 6. Hole ID North_UTM East_UTM Eleve Dip Azimuth FROM &n bsp; TO Grade BRRD040 237119 688773 125 -63 277 106 110.47 4.47m @ 1.654g/t 122 123 1m @ 1.36g/t 133 135 2m @ 2.03g/t 143 145 2m @ 3.805g/t 155 164 9m @ 2.086g/t 220 221 1m @ 6g/t BRRD042 237093 688682 125 -50 277 215 216 1m @ 20.6g/t BRRD043 237137 688799 125 -77 277 99 100 1m @ 1.34g/t 131.19 135 3.81m @ 1.038g/t 156 157 1m @ 2.14g/t 164 169.04 5.04m @ 3.112g/t 173 179 6m @ 5.041g/t 217 218 1m @ 6.79g/t BRRD044 237 137 688752 125 -90 277 60 76 16m @ 3.603g/t 84.3 86 1.7m @ 2.712g/t 95 97.58 2.58m @ 2.435g/t 113.41 125 11.59m @ 1.631g/t 130 131 1m @ 1.03g/t 154 155 1m @ 144g/t 160 161 1m @ 1.2g/t 190 191 1m @ 1.27g/t 195 196 1m @ 2.37g/t BRRD045 237121 688750 125 -80 277 109 110 1m @ 1.18g/t 125 130 5m @ 4.808g/t 145 149 4m @ 1.137g/t 153 155.32 2.32m @ 1.258g/t 160 161 1m @ 1.45g/t 165 166 1m @ 3.43g/t 184 185 1m @ 4.62g/t 191 192 1m @ 1.12g/t 204 205 1m @ 1.3g/t BRRD046 237077 688700 125 -60 277 126 131.42 5.42m @ 3. 76g/t 110

Page 7. Hole ID North_UTM East_UTM Eleve Dip Azimuth FROM &n bsp; TO Grade 241 256 15m @ 1.917g/t 263 269 6m @ 24.383g/t 281 282 1m @ 9.6g/t BRRD057 237157 688854 137 -90 277 119.7 132 12.3m @ 3.868g/t 137 155.56 18.56m @ 5.613g/t 156 179.49 23.49m @ 2.024g/t 180 182 2m @ 8.658g/t 198.2 201.68 3.48m @ 4.127g/t BRRD059 237222 688922 140 -90 277 51 60 9m @ 1.738g/t 68 71.3 3.3m @ 1.082g/t 79 82 3m @ 2.786g/t 89 93.06 4.06m @ 1.345g/t 97 101.76 4.76m @ 1.024g/t 110.55 116 5.45m @ 3.132g/t 130.19 131.3 1.11m @ 1.05g/t 137.25 141 3.75m @ 1.049g/t 143 144 1m @ 1.144g/t 148 150.58 2.58m @ 1.602g/t 154 162.65 8.65m @ 3.863g/t 167.3 174.46 7.16m @ 2.32g/t 177.64 179 1.36m @ 1.735g/t 182.45 185.3 2.85m @ 3.429g/t 188.53 189.67 1.14m @ 3.48g/t 196 198 2m @ 1.07g/t 207.75 209 1.25m @ 1.93g/t 213.41 229.02 15.61m @ 3.697g/t

Page 8. HIRE Significant (greater than 1 g/t) intersections from Agbale programme for Q1 2010. Hole ID type North_UTM East_UTM Eleve Dip &nbs p; Azimuth FROM TO Grade HRC1498 REVC 686370 248250 195.725 -60 157 24 25 1m @ 2.9 g/t 48 49 1m @ 1.31 g/t 52 53 1m @ 1.06 g/t 62 63 1m @ 8.56 g/t 77 78 1m @ 1.14 g/t 93 94 1m @1.36 g /t 97 98 1m @ 2.32 g/t 119 120 1m @ 2.32 g/t 129 132 3m @ 1.68 g/t HRC1499 REVC 686375.021 248158.071 192.666 -60 157 63 64 1m @ 2.99 g/t 137 138 1m @ 1.75 g/t 145 146 1m @ 1.37 g/t HRC1554 REVC 686167.407 247736.003 199.153 -60 157 46 47 1m @ 4.19 g/t HRC1556 REVC 686176 247751 198.495 -60 157 41 46 5m @ 6.74 g/t HRC1558 REVC 686197.71 247789.5 197.966 -60 157 44 47 3m @ 2.19 g/t HRC1561 REVC 686208 247831 198.5 -60 157 0 1 1m @ 12.9 g/t 28 29 1m @ 18.5 g/t 34 35 1m @ 1.9 3 g/t HRC1562 REVC 686231 247866 197.283 -60 157 37 39 2m @ 3.58 g/t 43 44 1m @ 4.06 g/t HRC1565 REVC 686276 248023 194.961 -60 157 51 55 4m @ 66.44 g/t HRC1566 REVC 686301 248009 193.589 -60 157 3 4 1m @ 3.76 g/t 9 15 6m @ 1.41 g/t HRC1567 REVC 686251 248038 195.656 -60 157 60 66 6m @ 16.36 g/t HRC1570 REVC 686270 248073 194.878 -60 157 7 11 4m @ 3.8 g/t HRC1571 REVC 686294 248056 193.395 -60 157 78 87 9m @ 3.33 g/t HRC1573 REVC 686261 248124 196.176 -60 157 68 69 1m @ 6.6 g/t 71 72 1m @ 3.14 g/t 77 78 1m @ 3.43 g/t HRC1574 REVC 686289 248106 19

Page 9. HRC628 REVC 686437 248321 196 -60 150 78 79 1m @ 7.55g/t 99 100 1m @ 1.08g/t 101 102 1m @ 1.39g/t 106 108 2m @ 2.95g/t 120 121 1m @ 3.37g/t HRC635 REVC 686046.3 247344.2 202.124 -60 150 116 118 2m @ 4.97 g/t HRC1493 REVC 686409.8 248313.4 196.681 -60 150 46 47 1m @ 12.2 g/t 63 64 1m @ 1.16 g/t 71 73 2m @ 12.95 g/t HRC1564 REVC 686291 247988 194 -60 150 137 139 2m @ 30.64g/t HRC1654 REVC 686300.2 248189.4 194.395 -60 15 0 17 20 3m @ 2.59 g/t 24 25 1m @ 1.99 g/t 79 82 3m @ 1.81 g/t HRD1657 DD 686485.1 248385.3 196.89 -62.62 154.35 106 107.19 1.19m @ 1.55 g/t HRC1695 REVC 686302 248285 180 -60 150 61 62 1m @ 1.68g/t 96 97 1m @ 2.95g/t 98 99 1m @ 1.5g/t 132 133 1m @ 1.32g/t HRC1681 REVC 686089.1 247477.8 199.988 -60 150 96 97 1m @ 1.29 g/t HRC1684 REVC 686038.7 247394.2 202.691 -60 157 70 71 1m @ 2.19 g/t HRC1832 REVC 686017.2 247455.9 203.102 -60 330 35 36 1m @ 1.23 g/t HRC1841 REVC 685886.6 247018.5 212.523 -59.26 331.48 10 11 1m @ 1.02 g/t HRC1842 REVC 685879.1 247002.8 213.72 -59.93 336.44 1 2 1m @ 1.13 g/t HRC1843 REVC 685795.6 246888.7 220.18 -59.08 334.8 38 40 2m @ 1.92 g/t 52 53 1m @ 1.44 g/t HRC1856 REVC 685859 246967.9 215.49 -60 330 8 9 1m @ 2.79 g/t 18 19 1m @ 5.5 g/t HRC1857 REVC 685801.7 246953 218.458 -60 330 77 79 2m @ 3.49 g/t HRC1858 REVC 685828.8 246937.8 217.452 -60 330 35 39 4m @ 1.85 g/t 55 56 1m @ 2.23 g/t 65 66 1m @ 1.33 g/t HRC1859 REVC 685781.8 246

Page 10. Significant (greater than 1 g/t) intersections from Chapelle programme for Q1 2010. Intervals exceeding 10 grams-meters highlighted Hole ID Type North_UTM East_UTM &nbs p;Eleve Dip Azimuth FROM TO Grade REVC HRC1547 685705 250408 181.9 -60 157 38 39 1m @ 1.3 g/t ; REVC HRC1549 685775 250364 182.07 -60 157 60 61 1m @ 1.21 g/t REVC HRC1660 683821 247409 203.55 -60 157 110 116 6m @ 7.82 g/t HRC1661 REVC 683799 247469 204.49 -60 157 33 34 1m @ 1.24 g/t 38 59 21m @ 2.88 g/t 69 72 3m @ 1.89 g/t REVC HRC1664 683829 247499 206.786 -60 157 53 65 12m @ 3.67 g/t & nbsp; REVC HRC1666 683868 247565 211.48 -60 157 61 62 1m @ 1.57 g/t 63 64 1m @ 1.1 g/t REVC HRC1667 683886 247555 211.9 -60 157 101 102 1m @ 1.02 g/t REVC HRC1668 683920 247654 220.3 -60 157 17 30 13m @ 1.82 g/t REVC HRC1669 684063 2477 76 218.83 -60 157 27 28 1m @ 1.46 g/t 47 54 7m @ 1.9 g/t 82 84 2m @ 3.93 g/t 91 92 1m @ 1.32 g/t HRC1670 REVC 684023 247704 219.6 -60 157 68 69 1m @ 1.11 g/t 95 96 1m @ 1.6 g/t 109 110 1m @ 1.54 g/t HRC1671 REVC 684045 247741 219.01 -60 157 55 56 1m @ 1.13 g/t 66 70 4m @ 1.16 g/t HRC1814 683837 247631 212.94 -60 337 68 69 1m @ 2.52 g/t HRC1587 REVC 683841 247537 186 -60 157 14 31 17m @ 4.24 g/t 48 56 8m @ 1.27 g/t HRC1588 REVC 683866 247524 186 -60 157 77 79 2m @ 1.31 g/t 90 109 19m @ 3.95 g/t 128 129 1m @ 1.17 g/t HRC1590 REVC 683853 247436 184 -60 157 211 226 15m @ 2.42 g/t HRC1593 REVC 683824 247682 193 -60 157 58 59 1m @ 1 g/t 160 161 1m @ 2.73 g/t HRC1595

Page 11. Hole ID Type North_UTM East_UTM Eleve Dip Azimuth & nbsp; FROM TO Grade HRC1697 REVC 684738 249142 179 -60 150 119 121 2m @ 2.21g/t HRC1815 REVC 683868 247610 190 -60.85 325.06 7 20 13m @ 1.75 g/t HRC1826 REVC 684000 247720 201 -59.63 148.72 15 16 1m @ 3.32 g/t 26 27 1m @ 1 g/t HRC1828 REVC 684038 247786 208 -59.47 158 50 51 1m @ 1.05 g/t 58 60 2m @ 6.42 g/t HRC1829 REVC 684059 247824 197 -58.99 162.4 30 31 1m @ 1.07 g/t HRC1852 REVC 684188 247984 196 -60 157 53 54 1m @ 1.91 g/t 115 119 4m @ 2.57 g/t 143 144 1m @ 1.95 g/t 151 152 1m @ 1.45 g/t 172 173 1m @ 1.96 g/t HRC1853 REVC 684163 247995 189 -60 150 52 58 6m @ 2.81 g/t 76 78 2m @ 1.1 g/t HRC2110 REVC 684262 248168 208 -60 150 20 24 4m @ 1.01g/t 90 91 1m @ 1.43g/t HRC2111 REVC 684262 248215 209 -60 150 40 41 1m @ 1.83g/t 56 57 1m @ 1.08g/t HRC2112 REVC 684262 248216 190 -60 157 49 51 2 m @ 6.32g/t 65 66 1m @ 1g/t 84 85 1m @ 1.32g/t HRC2115 REVC 684312 248231 207 -60 157 138 139 1m @ 2.7g/t 146 163 17m @ 3.98g/t HRC2119 REVC 684303 248284 208 -60 157 15 17 2m @ 1.83g/t HRC2120 REVC 684330 248269 207 -60 157 77 79 2m @ 2.42g/t HRC2122 REVC 684330 248315 190 -60 150 31 43 12m @ 2.78g/t HRC2123 REVC 684354 248300 189 -60 150 87 88 1m @ 2.55g/t 102 104 2m @ 5.35g/t HRC2125 REVC 684362 248345 191 -60 150 57 59 2m @ 2.17g/t 68 72 4m @ 1.52g/t 119 1